

June 13, 2014

Via E-mail
Mr. David Doft
Chief Financial Officer
MDC Partners, Inc.
745 Fifth Avenue,
New York, NY 10151-1714

Re: MDC Partners, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 10, 2014
Form 8-K filed February 20, 2014
Response dated May 19, 2014
File No. 001-13718

Dear Mr. Doft:

We have reviewed your response letter and have the following comments. As noted in our letter dated May 9, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Consolidated Statement of Cash Flows, pages 48-49

1.   We note your response to comment 3. We note that payment amounts attributable to the accretion of present value and changes in fair value are recorded as an expense in the statement of operations. Accordingly, please reclassify the component of acquisition related payments attributable to changes in fair value and accretions of present value under operating activities.

2.   Please tell us how the line item "Adjustment to Deferred Acquisition Consideration" (Cash Flows from Operating Activities) reconciles to "Redemption Value" as presented on page 79. In addition, include in footnote 13 your definitions of "Grants" and "Redemption Value Adjustments" as stated in your response to comment 6.

Deferred Acquisition and Contingent Consideration (Earnouts), page 37

Critical Accounting Policies (Business Combinations), page 40

3.   We note your response to comment 4. It appears that you used the income approach to measure the fair value of the deferred acquisition and contingent consideration arrangement. If so, please tell us the following

        a. What approaches you used to estimate future cash flows;
        b. How you gave effect to contract valuation formulas in your measurements; and
        c. What discount rates were used and whether they were developed from a market participant's perspective.

        In addition, please tell us why the quarterly adjustments are impacted by the change in the various contractual valuation formulas.

11. Bank Debt, Long-term Debt and Convertible Notes, page 72

4.   We note your response to comment 5. We also note that you were required to obtain consent from your lenders for payment of dividends to you by the Loan Parties (such named subsidiaries on the signature page of your Restated Credit Agreement) to permit you to redeem the stock appreciation rights. Considering that such Loan Parties may not transfer assets to you without the consent of your lenders, it appears to us that you have restrictions on the transferability of assets from such Loan Parties (restricted subsidiaries). We therefore reiterate our previous comment. Please tell us how you calculated your proportionate share of the restricted net assets of your consolidated and unconsolidated subsidiaries for the purposes of providing restricted net asset disclosures and parent-only financial statements.

13. Fair Value Measurements, page 79

5.   We note your response to comment 6. For each significant acquisition disclosed in note 4 on page 63, please tell us the specific factors that you considered in concluding that as of the acquisition dates, the contingent consideration was not considered a compensatory arrangement pursuant to ASC 805-10-55-25.

6.   We note your response to comment 6. Please tell us what you mean by "stock based compensation charges relating to acquisition payments that are tied to continued employment." Also, tell us why the accretion of the present value is not reflected in the table on page 79 showing the movement of the "contingent payments" liability account.

Form 8-K filed February 20, 2014

Exhibit 99.1

Schedule 4

Free Cash Flow

7.   We note your responses to comments 7 and 9. Since "Free cash flows" as presented in your earnings releases includes line items that are of an operating nature, we do not believe that it is appropriate to characterize this measure as "Free cash flows" or "Adjusted cash flows." Accordingly, please revise future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

8.   Please tell us how you intend to address "record results" in your future earnings releases, since the phrase does not appear to apply to your measures of liquidity and performance under GAAP.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director